Deverra Therapeutics, Inc.

ANNUAL REPORT

2033 6th Ave Suite 600
Seattle, WA 28121
(206) 519-5300
https://www.deverratx.com/

This Annual Report is dated May 1, 2026.

BUSINESS

Deverra is a clinical-stage biotech company committed to providing universal donor treatments, opening doors for accessible & affordable immune cell therapies for cancer & other life-threatening illnesses. The Company is developing the only universal donor cellular therapy product for first-line Acute Myloid Leukemia (AML) therapy which is in late stage of clinical development. Deverra is the only company with FDA approval and patented technologies for pooled donor manufacturing, streamlining scalability, and reducing costs. With real-world data coming from 7 clinical trials and over 300 infusions of dilanubicel, its lead product candidate for AML.

In late 2025, Deverra entered into an Exclusive License Agreement with Seattle Children's Hospital/Seattle Children's Research Institute for the research and development of our preclinical-stage assets. These programs include engineered natural killer (NK) and monocyte and macrophage cell-based therapy platforms for which development will now benefit from specialized expertise and infrastructure at Seattle Children's, a leader in translational research and cell therapy development.

Under this agreement, Seattle Children's will assume all development and manufacturing responsibilities for these licensed programs at a significantly reduced cost compared to industry standards. A fully funded research laboratory has been established at Seattle Children's to support all subsequent development activities for these programs, in addition to on-site manufacturing of Phase 1 and 2 clinical products to support the clinical development of these cell therapy programs.

As part of this collaboration, Dr. Colleen Delaney, Deverra's Founder and Chief Scientific Officer, EVP of Research and Development, has accepted an executive leadership role as the VP and CMO at Seattle Children's Therapeutics to oversee these efforts. Dr. Delaney will also continue to serve as an Executive Advisor to Deverra, ensuring strategic alignment and scientific continuity across both organizations.

Deverra remains focused on the continued development of dilanubicel, our most advanced clinical program. The Company is actively seeking a pharmaceutical partner to enable us to commercialize the asset. Dilanubicel holds FDA Regenerative Medicine Advanced Therapy (RMAT) designation for Acute Myeloid Leukemia (AML), which provides the opportunity for accelerated approval, a key regulatory advantage that we believe significantly enhances its value proposition

Intellectual Property

Deverra has an exclusive worldwide license from the Fred Hutch Cancer Center (the "Hutch") to our core intellectual property which was originally developed at the Hutch by our scientific founder, Dr. Colleen Delaney. Deverra has full rights to this IP and the ability to license/sub-license or assign any part or all of this IP to potential partners or for acquisition of the technology. The terms of this License provide that Deverra pay the Hutch 3 percent of net sales of our lead product, Dilanubicel, up to 150mm in annual net sales, 4 percent of net sales between 150mm and 250mm in annual sales, and 5 percent above 250mm in net annual sales. Additionally, we are required to pay $30k annually. This license was acquired in connection with a technology acquisition from Nohla Therapeutics. ("NOHLA") Under the terms of the purchase agreement Deverra is required to pay NOHLA $25M upon FDA approval of Dilanubicel and $8M upon the enrollment of a Ph3 trial with NK cells in a 3rd indication. In addition to this core IP portfolio, Deverra has full ownership of additional new IP that has been generated by work done at Deverra. The company has completed one license/sublicensing deal with Coeptis Therapeutics. In this agreement, Deverra's two phase 1 clinical trials/programs utilizing our unmodified NK cell therapy (DVX201) were out-licensed with a filed of use limited to the use of DVX201 in specific indications covered in the clinical trials (viral infections and relapsed/refractory AML, high risk MDS). In addition, a limited field of use sublicense was included to allow use of Deverra's cell manufacturing platform to generate NK cells specifically for modification with Coeptis' owned engineering methods. For sake of clarity and avoidance of doubt, Deverra retains full control of all IP for future clinical product development, potential strategic partnerships and/or M&A opportunities.

Corporate History

Deverra Therapeutics, Inc. was initially organized as IMMUNI-T, Inc., a Minnesota Corporation formed on 10/09/2019. IMMUNI-T, Inc. then converted to Deverra Therapeutics, Inc., a Minnesota Corporation on 02/10/2020. Deverra Therapeutics, Inc. converted to a Delaware Corporation on 09/11/2020.

Previous Offerings

Name: Common Stock (Founders Shares)
Type of security sold: Equity
Final amount sold: $1,000.00
Number of Securities Sold: 10,000,000
Use of proceeds: Operating Expenses
Date: April 07, 2020
Offering exemption relied upon: Section 4(a)(2)
• Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,335,130.00
Number of Securities Sold: 3,562,252
Use of proceeds: Operating Expenses
Date: August 24, 2021
Offering exemption relied upon: Section 4(a)(2)
• Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000,000.00
Number of Securities Sold: 5,461,289
Use of proceeds: Operating Expenses
Date: August 24, 2021
Offering exemption relied upon: Section 4(a)(2)
Type of security sold: Convertible Note
Final amount sold: $1,085,000.00
Use of proceeds: Operating Expenses
Date: December 28, 2022
Offering exemption relied upon: Section 4(a)(2)
Type of security sold: Convertible Note
Final amount sold: $575,000.00
Use of proceeds: Operations and advancement of Technology
Date: January 15, 2020
Offering exemption relied upon: 506(b)
• Type of security sold: Debt
Final amount sold: $2,205,500.00Use of proceeds: Operations and R&D
Date: March 22, 2022
Offering exemption relied upon: 506(b)
Type of security sold: Convertible Note
Final amount sold: $1,035,000
Use of proceeds: Operations and advancement of Technology
Date: September 8, 2023
Offering exemption relied upon: 506(b)

• Name: Common Stock - Sold in Crowd Funding Campaign
Type of security sold: Equity
Final amount sold: $970,500
Number of Securities Sold: 503,872
Use of proceeds: Operating Expenses
Date: April - September 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
In 2025, the Company recognized $696,727 in revenue compared to $3.9 million for 2024. The decrease in revenue was due to the completion of two grants from the State of Washington in June 2025 and termination of a Shared Services Agreement with Coeptis Therapeutics, Inc. in January 2025.

Cost of Sales/Gross Margin
The Company recognizes revenue and corresponding COGS for State grant funding and a Master Service agreement for research activities which are for direct costs of services performed. There is no margin recognized on these services.

Expenses
2025 expenses were approximately $1.2 million compared to $1.0 million for 2024. The increase in expense was primarily due to the expiration of grant reimbursements in June 2025.

Historical results and cash flows:
The Company has had limited revenues and has incurred recurring losses and negative cash flows from operations since inception and has funded its operating losses primarily through government grant funding, sale of common stock, convertible notes and secured promissory notes
In addition, to the extent that the Company continues its business operations, the Company anticipates that it will continue to have negative cash flows from operations, at least into the near future. However, the Company cannot be certain that it will be able to obtain such funds required for our operations at terms acceptable to the Company or at all. General market conditions, as well as market conditions for companies in the Company's

financial and business position, as well as the ongoing issue arising from world-wide events, may make it difficult for the Company to seek financing from the capital markets, and the terms of any financing may adversely affect the holdings or the rights of its stockholders. If the Company is unable to obtain additional financing in the future, there may be a negative impact on the financial viability of the Company. The Company plans to increase working capital by managing its cash flows and expenses, divesting development assets and raising additional capital through private or public equity or debt financing. There can be no assurance that such financing or partnerships will be available on terms which are favorable to the Company or at all. While management of the Company believes that it has a plan to fund ongoing operations, there is no assurance that its plan will be successfully implemented. Failure to raise additional capital through one or more financings, divesting development assets or reducing discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $1,612.

Debt

Creditor: Various Investors Promissory notes
Outstanding balance: $1,577,500
Interest rate: 5% - 15%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Yurkowsky

Michael Yurkowsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, and Chairman
Dates of Service: October 2019 — Present
Responsibilities: Michael is responsible for general corporate development and responsible for capital raising activities. Michael currently receives salary compensation of $60,000 for this role. Michael spends about 25% of his time with the Company.
Other business experience in the past three years:

Employer: Innoveren Scientific

Title: Board Member
Dates of Service: September 2018 — Present
Responsibilities: Help facilitate business development and provide the comapny with strategic guidance
Employer: Innoveren Scientific
Title: CEO
Dates of Service: December 2021 — Present
Responsibilities: Managing the direction of the company from a business development perspective to include capital raising activities and managing day to day operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Dr. Colleen Delaney
Amount and nature of Beneficial ownership: 7,779,656
Percent of class: 29.9%
(Includes 1,275,000 common stock options)

Title of class: Common Stock
Stockholder Name: Michael Yurkowsky
Amount and nature of Beneficial ownership: 4,071,253
Percent of class: 16.2%
(Includes 375,000 common stock options)

Title of class: Common Stock
Stockholder Name: Visavor
Amount and nature of Beneficial ownership: 5,972,703
Percent of class: 24.1%

RELATED PARTY TRANSACTIONS

Name of Person: Michael Yurkowsky and YPH
Relationship to Company: Officer and Director

Nature / amount of interest in the transaction: Debt transaction

YPH holds a Promissory note issued in 2022 in the amount of $47,451 including accrued interest of $14,451 .The loan bears interest at 15 percent and is currently in default.

Name of Person: Michael Yurkowsky and Innoveren
Relationship to Company: Officer and Director
Nature / amount of interest in the transaction: In 2025, the Company issued promissory notes to Innoveren, Inc. of $142,500.

Material Terms: These loans bear interest at at 5% per annum and mature 60 months from the date of issuance. The notes were issued with an OID of 50%. Interest payable as of December 31, 2025 was $4,143

OUR SECURITIES

Common Stock

Authorized: 75,000,000
Fully Diluted Outstanding: 30,244,711
Voting Rights: Please see voting rights of securities sold in this offering below.
Material Rights:
The amount outstanding includes 5,510,510 shares to be issued pursuant to outstanding stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation of the Company is difficult to assess
 Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Company's Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies,

investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Lack of Working Capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an FDA approved product or that the product may never be used to engage to treat patients. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our allogeneic universal donor cellular immunotherapies technology. Delays or cost overruns in the development of our allogeneic universal donor cellular immunotherapies technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our products could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that allogeneic universal donor cellular immunotherapy technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Part-time CEO

The Chief Executive Officer currently splits his time between working for Deverra Therapeutics and another company.

The CEO of Deverra Therapeutics, Inc. (Michael Yurkowsky) currently splits his time evenly between being CEO for Innoveren Scientific, Inc. (OTCMKTS: IVRN) and Deverra. There is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.
The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.
Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Need to Raise more capital.

We do not have enough capital to fund the business and we will be required to raise more capital. If available, this may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our product candidates.

Limited operations

We have a limited operating history and do not have any products approved for sale. We have incurred significant losses since our inception and we expect to continue to incur significant losses for the foreseeable future. We have never generated revenue from product sales and may never achieve or maintain profitability.

Uncertainty of clinical trials and other development activities

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. Our preclinical pipeline programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all. If any of our product candidates, or any competing product candidates, demonstrate relevant, serious adverse events, we may be required to halt or delay further clinical development.

Uncertainty of Company or third-party operations

Our business and the business or operations of our research partners and other third parties with whom we conduct business have been and could continue to be adversely affected by the effects of international wars, health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have business operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Deverra Therapeutics, Inc.

By /s/ *Michael Yurkowsky*

Title: CEO and Board Member

By /s/ *Michael Yurkowsky*

Name: Michael Yurkowsky
Title: CEO and Board Member

By /s/ *none*

Name: NONE
Title: NONE

Exhibit A
FINANCIAL STATEMENTS

Deverra Therapeutics, Inc.

DEVERRA THERAPEUTICS, INC.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

ASSETS

		2025
Current Assets		
Cash	$	1,612.49
Accounts Receivable		-
Prepaids and other assets		2,541.40
Total Current Assets		4,153.89
Fixed Assets, net		-
Intangible assets		7,332,194.68
Goodwill		2,740,985.82
TOTAL ASSETS		10,077,334.39

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Current Liabilities	
Accounts Payable	1,697,150.19
Accrued Expenses	1,341,725.53
Promissory Notes Payable	1,402,000.00
Promissory Notes Payable - related party	33,000.00
Convertible Notes Payable, net of discounts	-
Total Current Liabilities	4,473,875.72
Long-Term Liabilities	
Promissory Notes Payable - related party, net of discount	102,916.67
Derivative Liability	11,117,000.00
Total Liabilities	15,693,792.39
Equity	
Common Stock, par .001	24,716.54
Treasury Stock - (212,000 shares)	(500,945.18)
Additional Paid In Capital	19,971,217.24
Retained Earnings	(23,588,411.21)
Net Income	(1,523,035.39)
Total Stockholders' Equity	(5,616,458.00)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	10,077,334.39

See Accompanying Notes to these Unaudited Financial Statements

DEVERRA THERAPEUTICS, INC.
STATEMENT OF OPERATIONS
For the Year-Ended December 31, 2025
(Unaudited)

Revenue

Grant	$	696,727.46
Master Services Agreement		-
Total Revenue		696,727.46
Cost of Goods Sold		696,727.46
Gross Margin		-

Operating expenses

Research and development		721,097.66
General and administrative		483,152.87
Total operating expenses		1,209,250.53
Loss from operations		(1,209,250.53)

Other income (expense)

Other expense, net		(316,169.19)
Amortization of Debt Discount		(7,916.67)
Amortization of Intangibles		(509,699.00)
Gain on Sale of Equipment		520,000.00
Total other income (expense)		(313,784.86)
Net income (loss)	$	(1,523,035.39)

See Accompanying Notes to these Unaudited Financial Statements

DEVERRA THERAPEUTICS, INC.
STATEMENT OF CASH FLOWS

	December 31, 2025
Cash Flows Used in Operating Activities:	
Net income	$ (1,523,035.39)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accrued interest	316,169.19
Amortization of Debt Discount	7,916.67
Changes in operating assets and liabilities:	
Accounts receivable	592,398.21
Prepaid expenses and other assets	45,039.59
Accounts payable	302,809.19
Accrued expenses	(273,163.15)
Amortiztion of Intangible	509,699.00
Net Cash Used in Operating Activities	**(22,166.69)**
Sale of Equipment	520,000.00
Gain on Sale of Equipment	(520,000.00)
	-
Cash Flows Provided By Financing Activities:	
Issuance of notes payable, net of discounts	360,000.00
Repayment of principal and interest on Notes	(389,889.00)
Sale of Common Stock, net of issuance costs	53,552.70
Net Cash Provided by Financing Activities	**23,663.70**
Net increase in cash	1,497.01
Cash – Beginning of Period	115.48
Cash - End of Period	**$ 1,612.49**

See Accompanying Notes to these Unaudited Financial Statements

DEVERRA THERAPEUTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
	Number	Par Value				
Balance as of December 31, 2024	24,037,201	$ 24,016.20	$ 19,766,253.44	$ (23,588,411.21)	$ (500,945.00)	$ (4,299,086.57)
Issuance of Common Stock for debt conversion						
Issuance of Common Stock for debt settlement	700,000	700	$ 204,963.96			$ 205,663.96
Sale and Issuance of Common Stock						
Net Income				$ (1,523,035.39)		$ (1,523,035.39)
Balance as of December 31, 2025	24,737,201	$ 24,716.20	$ 19,971,217.40	$ (25,111,446.60)	$ (500,945.00)	$ (5,616,458.00)

See Accompanying Notes to these Unaudited Financial Statements

Deverra Therapeutics, Inc.
Notes to Unaudited Financial Statements for
the year ended December 31, 2025

Note 1 – Description of Business

Deverra Therapeutics, Inc. ("the Company") was incorporated in Delaware on September 11, 2020.

Deverra is a clinical-stage biotech company committed to providing universal donor treatments, opening doors for accessible & affordable immune cell therapies for cancer & other life-threatening illnesses. The Company is developing the only universal donor cellular therapy product for first-line Acute Myloid Leukemia (AML) therapy which is in late stage of clinical development. Deverra is the only company with FDA approval and patented technologies for pooled donor manufacturing, streamlining scalability, and reducing costs. With real-world data coming from 7 clinical trials and over 300 infusions of dilanubicel, its lead product candidate for AML.

In late 2025, Deverra entered into an Exclusive License Agreement with Seattle Children's Hospital/Seattle Children's Research Institute for the research and development of our preclinical-stage assets. These programs include engineered natural killer (NK) and monocyte and macrophage cell-based therapy platforms for which development will now benefit from specialized expertise and infrastructure at Seattle Children's, a leader in translational research and cell therapy development.

Under this agreement, Seattle Children's will assume all development and manufacturing responsibilities for these licensed programs at a significantly reduced cost compared to industry standards. A fully funded research laboratory has been established at Seattle Children's to support all subsequent development activities for these programs, in addition to on-site manufacturing of Phase 1 and 2 clinical products to support the clinical development of these cell therapy programs.

As part of this collaboration, Dr. Colleen Delaney, Deverra's Founder and Chief Scientific Officer, EVP of Research and Development, has accepted an executive leadership role as the VP and CMO at Seattle Children's Therapeutics to oversee these efforts. Dr. Delaney will also continue to serve as an Executive Advisor to Deverra, ensuring strategic alignment and scientific continuity across both organizations.

Deverra remains focused on the continued development of dilanubicel, our most advanced clinical program. The Company is actively seeking a pharmaceutical partner to enable us to commercialize the asset. Dilanubicel holds FDA Regenerative Medicine Advanced Therapy (RMAT) designation for Acute Myeloid Leukemia (AML), which provides the opportunity for accelerated approval, a key regulatory advantage that we believe significantly enhances its value proposition.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The summary of significant accounting policies presented below is designed to assist in understanding the Company's consolidated financial statements. Such financial statements and accompanying notes are the representations of Company's management, who is responsible for their integrity and objectivity.

Going Concern

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2025, the Company had approximately $1,612 in cash and has negative working capital of approximately $4.5

million.

The Company has had limited revenues and has incurred recurring losses and negative cash flows from operations since inception and has funded its operating losses primarily through government grant funding, sale of common stock, convertible notes and secured promissory notes. The Company incurred net cash used in operating activities of approximately $22,166 for the year ended December 31, 2025.

In addition, to the extent that the Company continues its business operations, the Company anticipates that it will continue to have negative cash flows from operations, at least into the near future. However, the Company cannot be certain that it will be able to obtain such funds required for our operations at terms acceptable to the Company or at all. General market conditions, as well as market conditions for companies in the Company's financial and business position, as well as the ongoing issue arising from world-wide events, may make it difficult for the Company to seek financing from the capital markets, and the terms of any financing may adversely affect the holdings or the rights of its stockholders. If the Company is unable to obtain additional financing in the future, there may be a negative impact on the financial viability of the Company. The Company plans to increase working capital by managing its cash flows and expenses, divesting development assets and raising additional capital through private or public equity or debt financing. There can be no assurance that such financing or partnerships will be available on terms which are favorable to the Company or at all. While management of the Company believes that it has a plan to fund ongoing operations, there is no assurance that its plan will be successfully implemented. Failure to raise additional capital through one or more financings, divesting development assets or reducing discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this Report. The consolidated financial statements do not contain any adjustments that might result from the resolution of any of the above uncertainties.

Use of Estimates and Assumptions

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant areas of our financial reporting requiring the use of management estimates include accruals related to our operating activity including legal and other consulting expenses, the fair value of non-cash equity-based issuances, the fair value of derivative liabilities if required, and the valuation allowance on deferred tax assets. Actual results could differ materially from such estimates under different assumptions or circumstances.

Fair Value of Financial Instruments

The Company considers the fair value of cash, marketable equity securities, accounts payable, debt, and accrued expenses not to be materially different from their carrying value. These financial instruments have short-term maturities. We follow authoritative guidance with respect to fair value reporting issued by the Financial Accounting Standards Board ("FASB") for financial assets and liabilities, which defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:   Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:   Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:   Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

As of December 31, 2024, the Company measured cash and cash equivalents using observable inputs that are based on quoted prices in active markets which is Level 1 in the fair value hierarchy, resulting in a fair value estimate of approximately $1,612.

| | Fair Value Measurements at December 31, 2024 | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and Cash Equivalents	$ 1,612	$ -	$ -	$ -
Total	$ 1,612	$ -	$ -	$ -

No other material financial statement items were measured at fair value as of December 31, 2025.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025, the Company had approximately $1,612 in cash.

The Company deposits its cash with a major financial institution that may at times exceed the federally insured limit. As of December 31, 2025, the Company's cash balance exceeded the $250,000 federal deposit insurance limit.

Prepaid and Other Assets

Prepaid assets are carried at amortized cost. Prepaid assets as of December 31, 2025, were primarily related to a vendor refund receivable.

Research and Development Expenses

Research and development expenses are recognized as research and development expense as incurred including the purchase of laboratory supplies.

Property and Equipment

Fixed assets are stated at cost and depreciated using the straight-line method over their estimated useful lives, which range from three to five years. Leasehold improvements are depreciated over the shorter of their useful life or the lease term including scheduled renewal terms. Maintenance and repairs are charged to expense as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of these assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value. There was no asset impairment recorded for the year ended December 31, 2025.

Revenue

Revenue is recognized in accordance with the Financial Accounting Standards Board ("FASB") ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). In accordance with ASC 606, the Company follows a five-step process to recognize revenues: 1) identify the contract with the customer, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations and 5) recognize revenues when the performance obligations are satisfied.

The Company has received state grant awards from the State of Washington. The Company recognizes funding from state and federal grants on a cost-reimbursement basis. Government grant revenue is recognized only when there is reasonable assurance that (a) the entity will comply with any conditions attached to the grant and (b) the grant will be received. The grant is recognized as income over the period necessary to match with the related costs, for which they are intended to compensate.

The Company had a Shared Services Agreement Coeptis Therapeutics, Inc. for reimbursement of specific research and development expenses as defined in the agreement. Revenue from the Shared Services Agreement is recognized only when there is reasonable assurance that (a) the entity will comply with any conditions attached to the agreement and (b) the monies will be received. The revenue is recognized as income over the period necessary to match with the related costs, for which they are intended to compensate. The service agreement expired in December 2024.

Cost-of-Goods- Sold

The Company recognizes funding from federal grants and a shared service agreement on a cost-reimbursement basis. Cost of Goods Sold represents reimbursable expenditures including direct labor and materials and other costs as defined in the agreements. The granting agencies may, at their discretion, request reimbursement for expenses or return of funds, or both, as a result of noncompliance by the Company with the terms of the grants. The Company is not currently aware of any requests for reimbursement due to noncompliance. The ultimate allowability of costs incurred on the grant is subject to subsequent audits by the granting agency.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – Accounts Receivable

As of December 31, 2025, the Company had no accounts receivable.

NOTE 5 – Property and Equipment

Property and equipment are recorded at cost and are depreciated on the straight-line method over the estimated useful life of each asset category. During 2025, the Company sold fully depreciated fixed assets for approximately $520,000. The Company recognized a $520,000 gain on sale of assets in the accompanying income statement.

NOTE 6 – State Grants

Andy Hill Cancer Research Endowment (CARE) - MPS

On July 1, 2023, the Company received a Grant Award Agreement from the Andy Hill Cancer Research Endowment (CARE) a *.Allogeneic MPS Cell Product for Treatment of Solid Tumors – FY23-LS-14)*. The grant totaled $1,676,611. The grant expires on July 1, 2025. The award includes reimbursement of direct expenses as defined in the award. For the year-ended December 31, 2025, the Company recognized $376,971 as revenue under the Grant Award as grant revenue on its Statement of Operations. The grant terminated in June 2025.

Andy Hill Cancer Research Endowment (CARE) - NK

On July 1, 2023, the Company received a Grant Award Agreement from the Andy Hill Cancer Research Endowment (CARE) a grant-making entity from the state of Washington for the purpose of promoting cancer research (*Development of CAR-NK Cells to Treat B-cell Leukemia Regardless of CD19 Expression – FY23-LS- 15)*. The grant totaled $1,676,611. The grant expires on July 1, 2025. The award includes reimbursement of direct expenses as defined in the award. For the year-ended December 31, 2025, the Company recognized $319,806 as revenue under the Grant Award as grant revenue on its Statement of Operations. The grant terminated in June 2025.

Note 7 – Intangible Asset

On February 5, 2020, the Company acquired its lead clinical candidate Dilanubicel from Nohla Therapuetics, Inc. The acquisition included the license of technology from Fred J Hutch Cancer Research Center ("FHCRC") including the exclusive rights to ten patent families and know-how relating to an ex vivo expanded umbilical cord blood platform, along with two FDA IND applications for the use of a non-human leukocyte antigen matched, expanded-cord blood product, designated Dilanubicel. In addition, Nohla added to the IP licensed from FHCRC with its own research and development including six US provisional patent applications and one IND had been submitted. The agreement included potential future milestone payments for certain clinical development activities as defined in the agreement.

The Company has recorded on the accompany balance sheet approximately $10.1 million as the fair value of the assets acquired in the transaction. As of December 31, 2025, no milestones payments are due under the agreement.

Note 8 – Shared Services Agreement

Shared Services Agreement

On October 26, 2023, the Company executed a Shared Services Agreement with Coeptis Therapeutics, Inc. which provided for the reimbursement of expenses for share services related to the development of assets purchased in the Asset Purchase agreement. The agreement expired on March 26, 2024. The Company renewed the SPA through December 2024.

In January 2025, Coeptis Therapeutics, Inc. terminated the Shared Services Agreement.

For the year-ended December 31, 2025, the Company recognized no in revenue under the agreement.

Note 9 – Debt

The following is a summary of the Company's outstanding debt:

	Promissory Notes
Principal amount	$ 1,402,000
Principal amount – related parties	175,500
Less: debt discounts	(39,583)

Notes payable, net		1,537,917
Less: current portion		1,435,000
Long-Term portion	$	102,917

Promissory Notes Payable –

The Company has outstanding $1,435,000 of short-term promissory notes that are issued to accredited investors for the purposes of funding operations including $33,000 to a related party. The interest rate on the loans is 10-15% annum. As of December 31, 2025, all of the notes are in default and are to repaid at the demand of the holder.

On March 26, 2025, the Company issued a promissory note for $75,000. The note included a 50% original issue discount of $25,000. The Company received net proceeds of $50,000. The note bears interest at 5% per annum and matures 60 months from the date of issuance.

On November 25, 2025, the Company issued a promissory note for $67,500. The note included an original issue discount of $22,500. The Company received net proceeds from the note of $45,000. The note bears interest at 5% per annum and matures 60 months from the date of issuance.

For the period ended December 31, 2025, the Company recognized $226,760 in interest expense and $7,917 for the amortization of debt discounts related to the notes during the period.

As of December 31, 2025, $1,577,500 in principal and $602,772 in interest remains outstanding on the notes. The unamortized debt discount as of December 31, 2025 totals $39,583.

Convertible Notes Payable –

Security Convertible Promissory Note(s)

On September 8, 2023, the Company entered a Secured Convertible Promissory Note agreement with an accredited investor for a total principal sum of up to $2,388,889 to be advanced in one or more tranches. The note bears interest at 10% and matures twelve-months from the issuance of each tranche. The total purchase price of the note is $2,150,000. The first Tranche consisted of a payment by Holder to Borrower on the Issue Date of $1,035,000. The Company recorded an original issue discount for the note of $115,000 and $280,638 in issuance fees. In addition, the Company issued 221,897 shares of Deverra common stock to the holder of the note and 20,393 shares to the Company's broker. Net proceeds from the initial funding totaled $876,609. In addition, as a loan inducement the Company transferred 200,000 shares of Coeptis stock to the holder. The loan was secured with 2,050,000 shares of additional common stock of Coeptis Therapeutics as collateral for the secured convertible promissory note.

On December 18, 2023, the Company defaulted on the note as a result of certain default provisions contained in the note and the Company recognized liquidating damages as defined in the note of $172,500 as additional principal and interest on the note. In addition, the interest rate on the note reset to the default rate of 24%.

On January 3, 2024, the Company executed a Memorandum of Understanding with the holder of the 2023 Convertible Notes which permitted the transfer of the loans collateral of 2,050,000 Coeptis shares to the broker for trading. The agreement further stipulated that the holder of the convertible notes would provide an accounting of all trades for which proceeds from such sales would be deemed payments against the outstanding principal and interest on the note.

On September 12, 2025, the Company settled the outstanding note for $210,000 in cash and the issuance of 700,000 shares of the Company's common stock.

Note 10 – Equity

Common Stock

The Company has authorized 75,000,000 common shares with a par value of $0.001 per share. As of December 31, 2025, the Company had 24,949,201 issued shares, 24,737,201 outstanding shares and 212,000 treasury shares.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

On September 12, 2025, the Company issued 700,000 shares of common stock as part of settlement of outstanding convertible debt.

Stock Options

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have no intrinsic value.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is a summary of stock options outstanding as of December 31, 2025:

	Total Options	Weighted average exercise price
Total options outstanding, December 31, 2024	5,577,510	1.46
Granted	-	-
Forfeited	70,000	.50
Total options outstanding, December 31, 2025	5,507,510	1.50

Total options exercisable, December 31, 2025	5,507,510	1.50

Warrants

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions; therefore, the Company classifies them as equity.

During 2025, 166,000 warrants expired. As of December 31, 2025, no warrants are outstanding.

Note 11– Commitments and Contingencies

Facility Lease

On March 28, 2024, the Company executed a Third Lease Amendment with the Company's landlord for 12,843 square foot of laboratory property located at 1600 Fairview Avenue North, Seattle, Washington for a one-year period commencing on May 1, 2024. The base rent for the period totals $828,116 or $64.48 per square foot of rental space. The terms also included the Company's past-due rent totaling $271,798 to be paid in twelve equal monthly installments beginning on the commencement date. The terms of the amendment included no further rights to extend the term of the lease beyond the extended expiration date.

The lease expired on May 30, 2025. As of December 31, 2025, the Company owes approximately $558,000 for rental expenses due under the lease.

Note 12 – Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022, the Company received loans from its key management employees through various promissory notes. These loans bear interest at 10% per annum payable at the demand of the holder. As of December 31, 2025, the principal balance of these loans presented under related party loans aggregated to $33,000. Approximately $14,451 of interest is accrued on the notes which is included in accrued expenses on the accompanying balance sheet.

During 2025, the Company repaid approximately $16,500 of principal and $6,785 of interest for outstanding related party notes.

On March 26, 2025, the Company issued a related party promissory note for $75,000. The note included a 50% original issue discount of $25,000. The Company received net proceeds of $50,000. The note bears interest at 5% per annum and matures 60 months from the date of issuance.

On November 25, 2025, the Company issued a related party promissory note for $67,500. The note included an original issue discount of $22,500. The Company received net proceeds from the note of $45,000. The note bears interest at 5% per annum and matures 60 months from the date of issuance.

Note 13 – Income Taxes

The Company's primary tax jurisdictions are the United States, Washington State and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carry-forwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

As of December 31, 2025, the Company has approximately $9,000 of federal taxes payable recorded as accrued expense on the accompanying balance sheet.

Note 14 – Subsequent Events

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2026, the date these financial statements were available to be issued.

<u>Related Party Note</u>

On January 9, 2026, the Company issued a related party promissory note for $3,750. The note included a 50% original issue discount of $1,250. The Company received net proceeds of $2,500. The note bears interest at 5% per annum and matures 60 months from the date of issuance.

Deverra Therapeutics, Inc.

I, Michael Yurkowsky, the Chief Executive Officer of Deverra Therapeutics. Inc., hereby certifies that the financial statements of Deverra Therapeutics, Inc. and notes thereto for the year-ended 2025 included in this Form C offering statement are true and complete in all material respects as of the date of this filing.

For the year 2025 the amounts to be reported on our tax returns is a total net loss of $1,523,035 subject to expense exclusions as determined by Federal or State tax law; Deverra has not yet filed its federal tax return for 2025 and is currently on extension.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 22, 2025.

_____ (Signature)

____CEO_____ (Title)

_4-20-26_____ (Date)